UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the Month of May 2005

Commission File Number: 001-31545

Harmony Gold Mining Company Limited

(Translation of registrant’s name into English)

Suite No. 1

Private Bag X1

Melrose Arch, 2076

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐    No ☒

This Report on Form 6-K shall be deemed to be incorporated by reference into Harmony’s Registration Statement on Form F-4 (Registration No. 333-120975), as declared effective on February 28, 2005 by the U.S. Securities and Exchange Commission, and the related prospectus, dated February 25, 2005, filed pursuant to Rule 424(b) under the United States Securities Act of 1933, as amended, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

Harmony Gold Mining Company Limited

Consolidated Income Statements

	Eight months ended February 28, 2005 $’000 Unaudited	Eight months ended February 29, 2004 $’000 Unaudited
REVENUES
Product sales	849,783	753,413
Interest received	12,943	17,093
Dividends received	1	—
Other income/(expenses) — net	1,488	4,460

	864,215	774,966

COSTS AND EXPENSES
Production costs	813,276	694,235
Deferred stripping costs	15,407	(1,501)
Depreciation and amortization	56,567	57,709
Impairment of assets	259,830	2,975
Employment termination and restructuring costs	45,936	4,197
Corporate expenditure	9,445	6,360
Exploration expenditure	8,444	11,056
Marketing and new business expenditure	7,600	4,974
Loss on financial instruments	3,232	2,123
Loss/(profit) on sale of listed investments	10,069	(3,080)
Other-than-temporary impairment of listed investments	55,429	—
Profit on sale of investment in associate	—	(75,985)
Loss on dilution of investment in associate	3,426	—
Share-based compensation	10,288	4,548
Equity income of joint venture	—	(7,754)
Equity loss of associated companies	—	6,147
Impairment of investment in associate	—	86
Interest paid	37,949	35,324
Provision for rehabilitation costs	7,422	327

	1,344,320	741,741

(LOSS)/INCOME BEFORE TAX AND MINORITY INTERESTS	(480,105)	33,225
INCOME AND MINING TAX BENEFIT	67,054	5,613

(LOSS)/INCOME BEFORE MINORITY INTERESTS	(413,051)	38,838
MINORITY INTERESTS	—	(3,148)

NET (LOSS)/INCOME	(413,051)	35,690

BASIC (LOSS)/EARNINGS PER SHARE ($)	(1.19)	0.15
FULLY DILUTED (LOSS)/EARNINGS PER SHARE ($)	(1.19)	0.15
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF BASIC EARNINGS PER SHARE	347,204,162	237,876,017
WEIGHTED AVERAGE NUMBER OF SHARES USED IN THE COMPUTATION OF FULLY DILUTED EARNINGS PER SHARE	347,204,162	240,691,236
DIVIDEND PER SHARE ($)	0.05	0.20

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Comprehensive Income

	Eight months ended February 28, 2005 $’000 Unaudited	Eight months ended February 29, 2004 $’000 Unaudited
Net (loss)/income	(413,051)	35,690

Other comprehensive income
Mark-to-market of listed and other investments - unrealized	(128,116)	—
Mark-to-market of listed and other investments - realized	10,355	(3,159)
Other-than-temporary impairment of listed investments	58,568	—
Mark-to-market of environmental trust funds	402	—
Foreign currency translation adjustment	239,691	229,509

Other comprehensive income	180,900	226,350

Comprehensive (loss)/income	(232,151)	262,040

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Balance Sheets

	At February 28, 2005 $’000 Unaudited	At June 30, 2004 $’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	56,512	217,022
Receivables	57,400	138,118
Inventories	130,645	84,659
Materials contained in heap leach pads	638	593
Income and mining taxes	3,988	—
Deferred income and mining taxes	109,095	71,132

Total current assets	358,278	511,524

PROPERTY, PLANT AND EQUIPMENT	3,739,768	3,636,773
OTHER ASSETS	17,599	31,838
GOODWILL	34,981	32,480
RESTRICTED CASH	3,277	9,922
INVESTMENTS	1,120,594	419,378
INVESTMENTS IN ASSOCIATES	—	19,908

TOTAL ASSETS	5,274,497	4,661,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable and accrued liabilities	327,003	382,858
Bank overdraft	96,502	—
Income and mining taxes	—	9,565
Dividends payable	1,633	1,341

Total current liabilities	425,138	393,764

LONG-TERM LOANS	539,930	509,195
DEFERRED INCOME AND MINING TAXES	568,357	558,812
DEFERRED FINANCIAL LIABILITY	86,493	91,513
PROVISION FOR ENVIRONMENTAL REHABILITATION	144,277	125,917
PROVISION FOR SOCIAL PLAN	2,323	1,958
PROVISION FOR POST RETIREMENT BENEFITS	1,704	1,584
COMMITMENTS AND CONTINGENCIES (NOTE 21)
SHAREHOLDERS’ EQUITY
Share capital - 1,200,000,000 (June 2004: 350,000,000) authorized ordinary shares of 50 South African cents each. Shares issued 393,914,394 (June 2004: 321,424,077)	31,440	25,204
Additional paid-in capital	3,411,794	2,624,721
(Accumulated loss)/retained earnings	(319,475)	108,029
Deferred share-based compensation	(23,134)	(3,624)
Accumulated other comprehensive income	405,650	224,750

Total shareholders’ equity	3,506,275	2,979,080

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,274,497	4,661,823

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Changes in Shareholders’ Equity

For the eight months ended February 28, 2005

	Number of ordinary shares issued	Share capital $’000 Unaudited	Additional paid-in capital $’000 Unaudited	(Accumulated loss)/retained earnings $’000 Unaudited	Accumulated other comprehensive income $’000 Unaudited	Deferred share- based compensation $’000 Unaudited	Total $’000 Unaudited
BALANCE - JUNE 30, 2004	321,424,077	25,204	2,624,721	108,029	224,750	(3,624)	2,979,080

Net loss	—	—	—	(413,051)	—	—	(413,051)
Dividends declared	—	—	—	(14,453)	—	—	(14,453)
Issue of shares
- Acquisition of 11.5% interest in Gold Fields Limited	72,173,265	6,210	760,980	—	—	—	767,190
Exercise of employee share options	317,052	26	2,388	—	—	—	2,414
Share issue expenses	—	—	(6,420)	—	—	—	(6,420)
Consolidation of share trusts	—	—	327	—	—	—	327
Deferred share-based compensation	—	—	29,798	—	—	(29,798)	—
Amortization of deferred share-based compensation	—	—	—	—	—	10,288	10,288
Mark-to-market of listed and other investments - unrealized	—	—	—	—	(128,116)	—	(128,116)
Mark-to-market of listed and other investments - realized	—	—	—	—	10,355	—	10,355
Impairment of total investments	—	—	—	—	58,568	—	58,568
Mark-to-market of environmental trust funds	—	—	—	—	402	—	402
Foreign exchange translation adjustment	—	—	—	—	239,691	—	239,691

BALANCE - FEBRUARY 28, 2005	393,914,394	31,440	3,411,794	(319,475)	405,650	(23,134)	3,506,275

The following is a reconciliation of the components of accumulated other comprehensive income for the eight months ended February 28, 2005:

	Mark-to-market of cash flow hedging instruments $’000 Unaudited	Mark-to-market of listed and other investments $’000 Unaudited	Foreign currency translation adjustment $’000 Unaudited	Accumulated other comprehensive income $’000 Unaudited
BALANCE - JUNE 30, 2004	54	(59,283)	283,979	224,750

Mark-to-market of listed and other investments - unrealized	—	(128,116)	—	(128,116)
Mark-to-market of listed and other investments - realized	—	10,355	—	10,355
Impairment of listed investments	—	58,568	—	58,568
Mark-to-market of environmental trust funds	—	402	—	402
Foreign currency translation adjustment	(54)	—	239,745	239,691

BALANCE - FEBRUARY 28, 2005	—	(118,074)	523,724	405,650

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Consolidated Statements of Cash Flows

	Eight months ended February 28, 2005 $’000 Unaudited	Eight months ended February 29, 2004 $’000 Unaudited
CASH FLOW FROM OPERATIONS
Sources of cash
Cash received from customers	849,783	753,413
Interest and dividends received	12,944	17,094

Cash provided by operating activities	862,727	770,507

Uses of cash
Cash paid to suppliers and employees	961,966	711,396
Interest paid	28,338	28,390
Income and mining taxes paid	8,996	80,964

Cash used in operating activities	999,300	820,750

NET CASH UTILIZED BY OPERATIONS	(136,573)	(50,243)

CASH FLOW FROM INVESTING ACTIVITIES

Net decrease in amounts invested in environmental trusts	133	286
Restricted cash	7,004	—
Cash held by subsidiaries on acquisition	—	100,689
Cash received for Highland Gold	—	119,724
Cash received for High River	—	22,515
Other direct costs of acquisition of Avgold	—	(205)
Other direct costs of acquisition of ARMgold	—	(195)
Other direct costs of acquisition of Gold Fields	(14,324)	—
Cash received for ARM	16,331	—
(Increase)/decrease in other non-current investments	(6,972)	122
Proceeds on disposal of mining assets	13,901	3,892
Additions to property, plant and equipment	(93,791)	(67,732)

NET CASH (UTILIZED)/GENERATED BY INVESTING ACTIVITIES	(77,718)	179,096

CASH FLOWS FROM FINANCING ACTIVITIES

Long-term borrowings repaid — net	(12,974)	(28,306)
Ordinary shares issued - net of expenses	(4,097)	10,372
Dividends paid	(14,273)	(38,673)
Bank overdraft	96,502	—

NET CASH GENERATED/(UTILIZED) BY FINANCING ACTIVITIES	65,158	(56,607)

EFFECTS OF EXCHANGE RATES ON CASH AND CASH EQUIVALENTS	(11,377)	86,088

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS	(160,510)	158,334
CASH AND CASH EQUIVALENTS - at the beginning of the period	217,022	189,040

CASH AND CASH EQUIVALENTS - at the end of the period	56,512	347,374

The principal non-cash transactions are the issue of shares as consideration for business acquisitions and acquisition of marketable equity securities, and the mark-to-market of listed and other investments. See notes 3 and 15.

The accompanying notes are an integral part of these consolidated financial statements

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

1	NATURE OF OPERATIONS

Harmony Gold Mining Company Limited (“Harmony”, the “Company” or the “Group”) is engaged in gold mining and related activities, including exploration, extraction, processing and refining. Gold bullion, the Company's principal product, is currently produced at its operations in South Africa and Australia.

2	BASIS OF PREPARATION AND ACCOUNTING POLICIES

The following interim consolidated financial statements are unaudited and prepared in accordance with the rules and regulations of the Securities and Exchange Commission for interim financial reporting. Such rules and regulations allow the omission of certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles as long as the statements are not misleading. In the opinion of management, all adjustments necessary for a fair presentation of these interim statements have been included. These adjustments are of a normal recurring nature. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements included in the Company’s Annual Report on Form 20-F/A for the year ended June 30, 2004, originally filed on October 5, 2004, and the amendment subsequently filed on October 25, 2004 (“Harmony's Annual Report on Form 20-F/A for the year ended June 30, 2004”).

The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of the Company’s consolidated financial statements requires the Company’s management to make estimates and assumptions about current and future events that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment based on various assumptions and other factors such as historical experience, current and expected economic conditions, and in some cases actuarial techniques. Actual results ultimately may differ from those estimates.

The more significant areas requiring the use of management estimates and assumptions relate to mineral reserves that are the basis for future cash flow estimates and units-of-production depreciation, depletion and amortization calculations; environmental, reclamation and closure obligations; estimates of recoverable gold and other materials in heap leach pads; asset impairments (including impairments of goodwill, long-lived assets, and investments); write-downs of inventory to net realizable value; post employment, post retirement and other employee benefit liabilities; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and the fair value and accounting treatment of financial instruments.

3	ACQUISITION AND DISPOSAL OF BUSINESSES AND INVESTMENTS

(a)	Disposal of Highland Gold Limited (“Highland Gold”)

Harmony exercised significant influence over the financial and operating policies of Highland Gold and accounted for the investment under the equity method. On October 14, 2003, Harmony disposed of its 31.7% investment in Highland Gold for $119.7 million, resulting in a profit on sale of associate of $77.6 million.

(b)	Disposal of High River Gold Mines Limited (“High River”)

The Company classified its 16% investment in High River as available-for-sale. On October 17, 2003, the Company disposed of its entire investment in High River for cash proceeds of $22.5 million, resulting in a realized profit of $3.1 million.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(c)	Acquisition of Abelle Limited (“Abelle”)

On March 15, 2004, the Company announced that it had made an off-market cash offer to acquire all the ordinary shares and, listed and unlisted options in Abelle that it did not already own. The Harmony offer, valued at approximately $85.2 million, or A$125 million, consisted of the following: (1) A$2.00 per Abelle share; (2) A$1.70 for each of the listed options in Abelle; and (3) a price equal to the difference between the cash price offered to Abelle shareholders and the exercise price for each of the unlisted options.

The offers were made by Harmony’s wholly-owned subsidiary, Harmony Gold Australia (Proprietary) Limited. All the conditions precedent and regulatory requirements were met and Harmony proceeded with the compulsory acquisition of the outstanding shares. As of June 30, 2004, Abelle was a 100% owned subsidiary of Harmony.

The aggregate purchase consideration relating to the Company’s acquisition of the remaining minority interest in 2004 were allocated as follows:

2004 $’000
Total purchase price	85,168
Plus: Fair value of liabilities assumed by Harmony
Deferred tax	24,034
Less: Fair value of assets acquired by Harmony
Property, plant and equipment	(80,115)
Minority interest	(29,087)

Residual purchase price allocated to goodwill	—

(d)	Acquisition and disposal of African Rainbow Minerals Limited (“ARM”) (formerly Anglovaal Mining Limited) (“Avmin”)

During the year ended June 30, 2003 the Company acquired a 17.25% interest in ARM through its 50% interest in a joint venture with ARMgold Limited, Clidet 454 (Proprietary) Limited (“Clidet”). ARM is listed on the Johannesburg Stock Exchange and has interests in operating gold, manganese, iron, chrome, platinum, and nickel mines in South Africa, as well as cobalt and copper mines in Zambia.

The Company equity accounted its investment in Clidet through September 22, 2003. With the acquisition of ARMgold on September 22, 2003, the Company obtained control over the entire shareholding of Clidet, and have treated it as a subsidiary from that date (see note 3(f) below). Accordingly, the Company equity accounted its investment in ARM, directly, from September 22, 2003.

The Company continued to equity account its investment in ARM through May 3, 2004, the date on which the Company acquired ARM’s 42.2% interest in Avgold. Following the acquisition of Avgold, Harmony has classified the investment in ARM as available-for-sale. See note 3(e) below.

On February 10, 2005 the Company disposed of 3.7 million shares in ARM for $16.3 million, resulting in a realised loss of $10.1 million. The Company further disposed of another 32.2 million shares after February 28, 2005. See subsequent event note 23.

(e)	Acquisition of Avgold Limited (“Avgold”)

On July 15, 2003, the Company announced that it had acquired a 11.5% interest in Avgold from Anglo South Africa Capital (Proprietary) Limited for a total consideration of $84.4 million by the issuance of 6,960,964 new Harmony shares. Avgold was listed on the JSE Securities Exchange South Africa and has interests in an operating gold mine, as well as development projects in the Free State province of South Africa. For accounting purposes, the Company equity accounted Avgold since that date, as it exercised significant influence over the financial and operating policies of Avgold.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

On November 13, 2003, the Company announced that it had reached in principle an agreement regarding the acquisition of ARM’s 42.2% interest in Avgold for a total consideration of $414.0 million. The transaction was completed on May 3, 2004, by the issuance of 28,630,526 new Harmony shares. Following the acquisition of ARM’s 42.2% interest, the Company held 53.7% of the outstanding share capital of Avgold and accounted for Avgold as a subsidiary from that date.

On November 13, 2003, Harmony also announced that it would extend a mandatory offer to purchase the outstanding shares held by the minority shareholders in Avgold in terms of JSE Securities Exchange South Africa Regulations. Accordingly, Harmony proceeded to extend a mandatory offer of 1 Harmony share for every 10 Avgold shares to the remaining Avgold shareholders in a scheme meeting held on May 3, 2004. The High Court of South Africa approved the scheme of arrangement on May 11, 2004, and the scheme of arrangement was completed by the issuance of 33,574,367 new Harmony shares for a total value of $485.5 million. This resulted in Harmony owning 100% of the issued share capital of Avgold.

The total purchase consideration for the acquisition of ARM's 42.2% interest, as well as the mandatory acquisition of minorities, were both measured on November 13, 2003, the date on which both these acquisitions were announced and agreed-upon, and allocated as follows:

2004 $’000
Shares issued	977,515
Direct costs of acquisition	256

Total purchase price	977,772
Plus: Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities	13,536
Income and mining taxes	7,003
Deferred financial liability	35,777
Provision for environmental rehabilitation	1,299
Minority interest	2,621
Less: Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition	(183)
Inventories	(6,036)
Accounts receivable	(5,510)
Investments	(5,793)
Property, plant and equipment	(1,020,486)

Residual purchase price allocated to goodwill	—

Harmony’s acquisition of Avgold from ARM, as well as the mandatory acquisition of minority shareholders, as described above, were components of a series of transactions entered into between Harmony, ARM and African Rainbow Minerals Investment (Proprietary) Limited (“ARMI”). The transactions were all indivisible and no component part thereof allowed to proceed or implemented except in conjunction with all the other component parts.

The transactions contemplated involved, amongst others, a series of acquisitions by ARM in exchange for newly-issued shares. This resulted in a dilution of Harmony’s interest in ARM from 34.5% to 19.0%, and accordingly, Harmony recorded a loss on dilution of investment in associate of $12.5 million on May 3, 2004.

In addition, Harmony also entered into a voting pool agreement with ARMI in respect of Harmony's remaining interest in ARM. In terms of the voting pool agreement, ARMI has the power and authority to exercise all of the voting rights attaching to Harmony’s ARM shares and to appoint itself as proxy in respect thereof at general and other meetings of ARM. The voting pool agreement is effective until the earlier of: (1) the expiry of a three year period; or (2) the date when all of the old order rights (as defined in the Mineral and Petroleum Resources Development Act, 2002) held by Harmony are converted into appropriate new order rights as defined in the Mineral and Petroleum Resources Development Act, 2002.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

Because of the decrease in Harmony's investment in ARM below 20%, as well as the voting pool agreement above, Harmony has ceased equity-accounting for its investment in ARM on May 3, 2004. The investment has now been classified as available-for-sale marketable equity securities.

(f)	Acquisition of African Rainbow Minerals Gold Limited (“ARMgold”)

On May 2, 2003, Harmony and ARMgold announced details on a proposed merger of their operations. The transaction was effected by the issuance of two Harmony shares for every three ARMgold shares held, resulting in the issuance of 63,666,672 new Harmony shares. The ratio was calculated with reference to the 30-day volume weighted average traded price of Harmony and ARMgold shares prior to the final negotiation of the terms of the merger. In addition, ARMgold paid a special dividend of R6.00 per ARMgold share prior to the implementation of the merger. The transaction was treated as a purchase of ARMgold by the Company for accounting purposes and was completed on September 22, 2003 following the final court approval of the scheme of arrangements.

The total purchase consideration of $697.0 million, measured at the market price of the 63,666,672 new Harmony shares on the date the merger was announced and agreed upon, was allocated as follows:

2004 $’000
Shares issued	696,775
Direct costs of acquisition	195

Total purchase price	696,970
Plus: Fair value of liabilities assumed by Harmony
Accounts payable and accrued liabilities	57,837
Income and mining taxes	50,517
Long-term loans	66,092
Deferred tax	206,951
Provision for environmental rehabilitation	30,236
Provision for post retirement benefits	154
Less: Fair value of assets acquired by Harmony
Cash and cash equivalents at acquisition	(100,689)
Inventories	(4,106)
Accounts receivable	(31,266)
Investments	(171,588)
Property, plant and equipment	(754,795)

Residual purchase price allocated to goodwill	46,313

(g)	Disposal of interest in Bendigo Mining NL (“Bendigo”)

Bendigo is a single project Australian gold mining development company whose ordinary shares are listed on the Australian Stock Exchange. Bendigo controls the new Bendigo Gold Project in the historical Bendigo goldfields, which includes all of the mining and exploration rights beneath and in the vicinity of the city of Bendigo in Victoria.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

On July 7, 2004 Bendigo announced that it had raised A$100 million in a capital raising exercise, by the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony's shareholding in Bendigo has been diluted from 31.6% to 12.7%, and the Company recorded a loss on dilution of $3.4 million.

In addition, Harmony discontinued equity accounting its investment in Bendigo on July 7, 2004 and classified the remaining 12.7% investment as available-for-sale marketable equity securities. See note 15. Additionally, on April 1, 2005 Harmony sold its remaining interest in Bendigo. See note 23.

(h)	Acquisition of Gold Fields Limited (“Gold Fields”)

On October 18, 2004, the Company announced the details for a proposed merger between the Company and Gold Fields. In terms of the proposed merger, the Company has offered to acquire 100% of the issued and outstanding Gold Fields securities, including Gold Fields ordinary shares represented by Gold Fields American depository shares (ADSs) and Gold Fields ordinary shares that are or may become issuable prior to the expiration of the subsequent offer period due to the exercise of outstanding Gold Fields stock options. Upon the terms and conditions of the offer, the Company is offering 1.275 Harmony ordinary shares in exchange for each outstanding Gold Fields ordinary share and 1.275 Harmony ADSs (each Harmony ADS representing one Harmony ordinary share) in exchange for each outstanding Gold Fields ADS. The Company’s obligation to purchase the Gold Fields securities is subject to the fulfillment of certain conditions. See note 23.

The offering for Gold Fields shares was composed of two offer periods. The first settlement offer ended on November 26, 2004. During the period from November 30, 2004 to December 14, 2004, the Company issued 72,173,265 ordinary shares to Gold Fields shareholders who tendered their Gold Fields shares. This resulted in the Company acquiring approximately 11.5% of the outstanding Gold Fields ordinary shares. The Company has classified its 11.5% investment in Gold Fields as an available-for-sale investment, with changes in the fair value of the investment, excluded from earnings and included as a separate component of shareholders’ equity, to be transferred to (loss)/income on disposal of all or a portion of the investment. See note 15.

(i)	Pro-forma information relating to Avgold, ARMgold and Abelle

The consolidated income statements reflect the operating results of Avgold and ARMgold since their respective effective acquisition dates.

The following unaudited pro-forma data reflect the consolidated results for the eight months ended February 29, 2004 as if the acquisitions of Avgold and ARMgold had taken place on July 1, 2003.

2004 $’000
Revenues	921,235
Net loss	(3,435)
Basic loss per share $	(0.01)
Fully diluted loss per share $	(0.01)
Average shares used in the computation of basic loss	237,876,017
Average shares used in the computation of fully diluted loss	240,691,236

These pro-forma amounts have been prepared for comparative purposes only and they do not purport to be indicative of the results of operations which actually would have resulted had the business combinations been effected on July 1, 2003 or of future results of operations of the consolidated entities.

4	OTHER INCOME/(EXPENSES)—NET

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
Profit on sale of property, plant and equipment	12,199	1,349
Foreign exchange gains	2,903	1,518
Other (expenditure)/income - net	(13,614)	1,593

	1,488	4,460

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

5	PRODUCTION COSTS

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
Production costs (cash operating costs) include mine production, transport and refinery costs, general and administrative costs, movement in inventories and ore stockpiles as well as transfers to and from deferred stripping. These costs, analyzed by nature, consist of the following:
Labor costs, including contractors	545,093	460,133
Stores and materials	174,983	149,594
Water and electricity	95,994	75,910
Hospital costs	15,170	7,810
Changes in inventory	(31,370)	(26,977)
Other	13,406	27,765

	813,276	694,235

6	IMPAIRMENT OF ASSETS

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
South African operations:
Free State operations	53,350	—
Evander operations	23,963	—
Kalgold operations	12,441	—
Freegold operations	54,285	—
ARMgold operations	479	—
Australian operations	115,312	2,975

	259,830	2,975

The South African operations recorded an impairment of $144.5 million at a number of its operations during the eight month period ended February 28, 2005. The adjustment to the expected amount of gold to be produced as well as revised working costs resulted in revised life of mine plans being designed for the South African operations. Utilizing the revised mine plans, a gold price of $430 per ounce and an exchange rate of $1=R6.50, the life of mine plans did not support the carrying value of the assets of some of the South African operations on an undiscounted cash flow basis. Accordingly, an asset impairment of $144.5 million was charged against income utilizing a discount rate of 8.2%, which reduced the carrying value of the South African operations assets to $3,267 million.

The Australian operations recorded an impairment of $115.3 million during the eight month period ended February 28, 2005. This impairment relates to a $37.6 million impairment loss on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management. An impairment of $77.7 million was also recorded on mining assets mainly resulting from a review performed on life of mine estimated production costs. Utilizing the revised mine plans, a gold price of $430 per ounce and an exchange rate of AU$1=$0.76, the life of mine plans did not support the carrying value of the assets of some of the Australian operations on an undiscounted cash flow basis. Accordingly, an asset impairment of $77.7 million was charged against income utilizing a discount rate of 8%, which reduced the carrying value of the Australian operations assets to $473 million.

During the eight month period ended February 29, 2004 the Australian operations recorded an impairment of $3.0 million at its South Kalgoorlie operations, mainly as a result of the depletion of open pit reserves through mining activities. Despite continued exploration around the South Kalgoorlie area the mined reserves for open pits were not replaced, which negatively impacted on ore reserves declared at fiscal year end.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

7	EMPLOYMENT TERMINATION AND RESTRUCTURING COSTS

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
Free State	5,831	916
Evander	3,746	416
Kalgold	144	—
Randfontein and Elandskraal	20,190	1,640
Freegold	8,870	1,113
ARMgold (Welkom and Orkney)	6,399	112
Avgold	756	—

	45,936	4,197

On April 2, 2004 Harmony announced that the Company had commenced a restructuring process following the weakening of the gold price in Rand per kilogram terms. Some of the older shafts, which had come to the end of their economic lives, were jointly evaluated by the Company and organised labour, and a process to down-scale production at the shafts was initiated. The detailed plan was finalized and announced by June 30, 2004, and the Company recognized a provision of $26.4 million (comprising mainly of employment termination costs) to cover the estimated costs of the restructuring. Actual costs amounted to $57.9 million and the provision was fully utilized by September 30, 2004. Also included in employment termination and restructuring costs for the eight months ended February 28, 2005 are approximately $14.9 million of excess labour costs at certain of the Company’s operations. These costs relate to employees who did not work and did not contribute to production and because their employment contracts could not be legally or contractually terminated by the Company. The Company is however, continuing to negotiate the ultimate termination of these employees.

During the eight month period ended February 29, 2004, the continued process of restructuring for profitability at the Free State, Randfontein, Elandskraal, Evander, Freegold, Welkom and Orkney operations has resulted in excess labour, which could not be accommodated on other shafts, even with the implementation of continuous operations. The costs of terminating the services of these employees were expensed as incurred.

8	TAXATION

The Company’s income tax benefit/(expense) comprise of:

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
Current income and mining taxes	6,418	(23,378)
Deferred income and mining taxes	60,636	28,991

Total income and mining taxation benefit	67,054	5,613

The Company’s pre-tax (loss)/income before minority interests comprise of:

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
South Africa	(401,817)	46,934
Foreign	(78,288)	(13,709)

Total	(480,105)	33,225

Mining tax on South African mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. South African non-mining income is taxed at a standard rate. Mining and non-mining income of Australian operations are taxed at a standard tax rate of 30%. Deferred tax is provided at the estimated expected future mining tax rate for temporary differences. Major items causing the Company’s income tax provision to differ from the mining statutory tax rate of 46% (2004: 46%) were:

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
Income and mining tax benefit/(expense) on (loss)/income before tax and minority interests at the statutory mining tax rate	214,167	(13,835)
Non-taxable income / additional deductions	(127,415)	(104,895)
Rate adjustment to reflect estimated effective mining tax rate	(26,350)	135,343
South African mining formula tax rate adjustment	8,249	(36)
Difference between non-mining tax rate and mining statutory rate on non-mining income	(1,597)	(10,964)

Income and mining tax benefit	67,054	5,613

Effective income and mining tax rate	14%	(17%)

The components of the Company’s consolidated deferred tax assets/(liabilities) are as follows:

	At February 28, 2005 $’000	At June 30, 2004 $’000
Deferred income and mining tax assets:
Deferred financial liability	—	12,834
Unredeemed capital expenditure	76,798	60,227
Provisions, including rehabilitation accruals	5,621	17,956
Tax losses	44,009	16,389
Investments	1,129	—

	127,557	107,406
Valuation allowance for deferred tax assets	—	—

Total deferred income and mining tax assets	127,557	107,406

Deferred income and mining tax liabilities:
Mining assets	(574,329)	(588,675)
Product inventory not taxed	(12,490)	(5,794)
Other	—	(617)

Total deferred income and mining tax liabilities	(586,819)	(595,086)

Net deferred income and mining tax liabilities	(459,262)	(487,680)

Net deferred income and mining tax liabilities comprise of:
Current deferred income and mining tax assets	109,095	71,132
Non-current deferred income and mining tax liabilities	(568,357)	(558,812)

Net deferred income and mining tax liabilities	(459,262)	(487,680)

As at February 28, 2005 the Group has unredeemed capital expenditure of $1,100.7 million (June 30, 2004: $921.8 million) and tax losses carried forward of $256.5 million (June 30, 2004: $56.1 million) available for deduction against future South African mining income. These future deductions are utilizable against mining income generated only from the Group’s current mining operations in South Africa and do not expire unless the Group ceases to trade for a period longer than one year.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

In terms of Australian taxation legislation, tax losses incurred by Harmony Gold Australia (Proprietary) Limited are carried forward indefinitely. Harmony Gold Australia (Proprietary) Limited has no tax losses as at February 28, 2005 (June 30, 2004: $6.0 million) available for utilization against future profits.

9	EARNINGS PER SHARE

	For the eight months ended February 28, 2005
	Income (Numerator) $’000	Shares (Denominator)	Per-share amount ($)
Basic loss per share
Shares outstanding July 1, 2004	—	321,424,077	—
Weighted average number of ordinary shares issued during the year	—	25,780,085	—

Loss available to common shareholders	(413,051)	347,204,162	(1.19)
Effect of dilutive securities
Share options issued to employees	—	—	—

Diluted loss per share	(413,051)	347,204,162	(1.19)

The inclusion of share options issued to employees as of February 28, 2005, as potential ordinary shares, would have an anti-dilutive effect on diluted loss per share. Accordingly, such additional shares have not been taken into account in the determination of diluted loss per share.

	For the eight months ended February 29, 2004
	Income (Numerator) $’000	Shares (Denominator)	Per-share amount ($)
Basic earnings per share
Shares outstanding July 1, 2003	—	185,536,615	—
Weighted average number of ordinary shares issued during the year	—	52,339,402	—

Income available to common shareholders	35,690	237,876,017	0.15
Effect of dilutive securities
Share options issued to employees	—	2,815,219	—

Diluted earnings per share	35,690	240,691,236	0.15

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

10	RECEIVABLES

	At February 28, 2005 $’000	At June 30, 2004 $’000
Value added tax	20,650	19,596
Trade receivables - net of allowance for doubtful accounts of $0.3 million and $2.9 million at February 28, 2005 and June 30, 2004, respectively	11,247	25,108
Gold receivables	824	68,835
Prepayments	12,887	4,779
Interest and other	11,792	19,800

	57,400	138,118

11	INVENTORIES

	At February 28, 2005 $’000	At June 30, 2004 $’000
Gold in-process	91,042	53,244
Supplies	39,603	31,415

	130,645	84,659

12	PROPERTY, PLANT AND EQUIPMENT

	At February 28, 2005 $’000	At June 30, 2004 $’000
Mining properties, mine development costs and mine plant facilities - cost	5,260,452	4,764,512
Other non-mining assets - cost	68,543	53,356
Accumulated depreciation and amortization	(1,589,227)	(1,181,095)

	3,739,768	3,636,773

Other non-mining assets consist of freehold land, computer equipment and motor vehicles.

Depreciation of property, plant and equipment amounted to $56.7 million and $57.7 million during the eight months ended February 28, 2005 and February 29, 2004, respectively.

13	OTHER ASSETS

	At February 28, 2005 $’000	At June 30, 2004 $’000
Mineral subscriptions, participation rights and slimes dams	8,161	7,584
Deferred stripping	1,741	16,157
Bond issue costs, net of amortization	7,358	8,097
Additional investment acquisition costs	339	—

	17,599	31,838

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

Deferred stripping costs are made up as follows:

	At February 28, 2005 $’000	At June 30, 2004 $’000
Opening balance	16,157	9,622
(Disposal of)/additions to assets during the period	(4,194)	4,119
Impairment of assets during the period	(11,213)	—
Foreign currency translation differences	991	2,416

Closing balance	1,741	16,157

The deferred stripping balance at February 28, 2005 and June 30, 2004 pertains only to Kalgold operations. In terms of the life of mine plan, pre-stripping is performed in the early years. This results in the cost associated with waste stripped at a rate higher than the expected pit life average stripping ratio, being deferred in those years. These costs will be released in the period where the actual stripping ratio decreases to below such expected pit life ratio. The expected pit life average stripping ratios used to calculate the deferred stripping were 8.70 for the eight months ended February 28, 2005 and 8.07 for the fiscal year ended June 30, 2004 in respect of the Kalgold operation. These stripping ratios were calculated taking into account the actual strip ratios achieved of 6.01 for the eight months ended February 28, 2005 and 15.86 for the fiscal year ended June 30, 2004.

During 2004, a committee of the Emerging Issues Task Force (“EITF”) began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the Financial Accounting Standards Board) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company is currently evaluating the impact on the Company’s financial position and results of operations.

14	RESTRICTED CASH

	At February 28, 2005 $’000	At June 30, 2004 $’000
Bissett proceeds held in trust	153	1,679
Australian dissentient shareholders funds	1,630	5,192
Security deposits	1,494	3,051

	3,277	9,922

An amount of C$0.2 million (June 30, 2004: C$2 million) of the proceeds on sale of Bissett is held in trust with Stike and Elliott attorneys in Canada. The amount will be held in trust until clearance is provided by the Canadian tax authority that all outstanding tax obligations by Harmony have been met.

An amount of A$2 million (June 30, 2004: A$8 million) is held to acquire the remaining shares in Australian subsidiaries, as part of the compulsory takeover of shares.

An amount of A$2 million (June 30, 2004: A$4 million) is held in respects of security deposits on mining tenements and credit cards.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

15	INVESTMENTS

	At February 28, 2005 $'000	At June 30, 2004 $'000
Listed investments
Investments in listed shares (a)	904,016	234,991

Other investments
Unlisted investments and loans (b)	19,532	11,013
Amounts contributed to environmental trust funds (c)	197,046	173,374

	216,578	184,387

Total non-current investments	1,120,594	419,378

(a)	The company has classified its 11.5% investment in Gold Fields as an available-for-sale investment and reported the investment at fair value. As of February 28, 2005, the fair value of the 11.5% investment amounted to $675.4 million, which resulted in an unrealized loss of $109.9 million, being included in other comprehensive income.

Harmony’s 34.5% investment in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3, 2004, by the issue of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment. On February 10, 2005 the Company disposed of 3.7 million shares in ARM for $16.3 million, resulting in a realized loss of $10.1 million. The Company further disposed of another 32.2 million shares after February 28, 2005, realizing a loss of $77.5 million. See subsequent event note 23. The market value of the investment in ARM was $200.6 million (R31.30 per share) on February 28, 2005, which resulted in a decrease of $55.4 million in the carrying value of the investment. This decrease is viewed as a other-than-temporary decrease in market value and thus recorded as an impairment charge in the income statement.

Harmony discontinued equity accounting its investment in Bendigo on July 7, 2004 and classified the remaining 12.7% investment as an available-for-sale investment, to be reported at fair value. As of February 28, 2005 the fair value of the investment a mounted to $24.5 million, which resulted in an unrealized profit of $7.5 million being included in other comprehensive income. On April 1, 2005 the Company sold its remaining interest in Bendigo at A$1.10 per share resulting in a realized gain of $4.8 million. See subsequent event note 23.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(b)	Unlisted investments comprise of various industry related investments and loans, which have been recorded at cost. The directors of the Company perform independent valuations of the investments on an annual basis to ensure that no permanent diminution in the value of the investments has occurred. No dividends were received from these investments during the eights months ended February 28, 2005 and February 29, 2004. Management is not aware of any reasons why these investments would substantially differ in value from their value at the latest valuation date.

(c)	The environmental trust funds are irrevocable trusts under the Group’s control. The cash in the trusts are invested primarily in interest bearing short-term and other investments and approximate their fair value.

16	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	At February 28, 2005 $’000	At June 30, 2004 $’000
Trade payables	54,684	70,121
Short term portion of long term loans	104,220	93,029
Short term borrowings	3,328	12,870
Payroll and leave liabilities	99,344	132,369
Accrued liabilities	52,524	64,442
Other liabilities	12,903	10,027

	327,003	382,858

17	LONG TERM LOANS

	At February 28, 2005 $’000	At June 30, 2004 $’000
Uncollateralized
Senior uncollaterized fixed rate bonds	207,343	192,694
Fair value adjustment of cash flow hedge	(5,542)	(2,768)
Less : amortized discount	(376)	(524)

	201,425	189,402
Convertible uncollaterized fixed rate bonds	293,737	272,983
Africa Vanguard Resources (Proprietary) Limited	5,529	2,149

Total uncollateralized long term loans	500,691	464,534

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

	At February 28, 2005 $’000	At June 30, 2004 $’000
Collateralized
BAE Systems Plc	9,001	9,001
Less : short term portion	(9,001)	(9,001)

	—	—
Nedbank Limited	23,566	20,585

AngloGold Limited	—	59,769
Less: short term portion	—	(59,769)

	—	—
Gold Fields Limited	980	1,011
Less : short term portion	(477)	(443)

	503	568
BOE Bank Limited	40,798	47,325
Less : short term portion	(25,628)	(23,817)

	15,170	23,508
Nedbank Limited	69,114	—
Less : short term portion	(69,114)	—

	—	—

Total collateralized long term loans	39,239	44,661

Total long term loans	539,930	509,195

On December 31, 2004, Harmony entered into a Rand-denominated loan facility of R400 million ($69 million) with Nedbank Limited for the purpose of refinancing the AngloGold Limited loan to Free Gold. The facility is collateralized by a pledge of Harmony’s shares in ARM Limited. The loan is repayable in full on December 31, 2005. The loan bears interest at a rate equal to JIBAR rate for deposits in Rand plus 0.31% holding costs and a credit margin. Interest is payable every 91 days, starting on the loan advance date. This loan has been repaid subsequent to February 28, 2005.

Scheduled minimum long-term loan repayments as of February 28, 2005 are $93.6 million for the four months ending June 30, 2005.

The maturity of borrowings is as follows:

	At February 28, 2005 $’000	At June 30, 2004 $’000
Current	104,219	97,940
Between 1 to 2 years	216,949	208,397
Between 2 to 5 years	317,451	293,640
Over 5 years	5,529	2,248

Total borrowings	644,148	602,224

18	PROVISION FOR ENVIRONMENTAL REHABILITATION

	At February 28, 2005 $’000	At June 30, 2004 $’000
Asset retirement obligations	144,277	125,917

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

The following is a reconciliation of the total liability for asset retirement obligations:

	At February 28, 2005 $’000	At June 30, 2004 $’000
Balance as at July 1, 2004 and 2003	125,917	62,977
Additions to liabilities due to acquisitions	—	66,013
Additions and change in estimates	—	5,671
Accretion expenses	4,641	(10,417)
Foreign currency translation adjustment	13,719	1,673

Balance as at February 28, 2005 and June 30, 2004	144,277	125,917

The Company intends to finance the ultimate rehabilitation costs of the South African operations from the money invested with the environmental trust funds, ongoing contributions, as well as the proceeds on sale of assets and gold from plant clean-up at the time of mine closure. The Company will finance the ultimate rehabilitation costs of the non-South African operations from funds to be set aside for that purpose.

19	COMMITMENTS AND CONTINGENCIES

	At February 28, 2005 $’000	At June 30, 2004 $’000
Capital expenditure commitments
Contracts for capital expenditure	11,208	12,442
Authorized by the directors but not contracted for	450,376	670,878

	461,584	683,320

This expenditure will be financed from existing cash resources.
Contingent liabilities
Guarantees and suretyships	3,324	3,089
Environmental guarantees	17,001	15,800

	20,325	18,889

Occupational healthcare services

Occupational healthcare services are made available by Harmony to employees from its existing facilities. There is a risk that the cost of providing such services could increase in the future depending upon changes in the nature of underlying legislation and the profile of employees. This increased cost, should it transpire, is currently indeterminate. The group is monitoring developments in this regard.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

20	EMPLOYEE BENEFIT PLANS

(a)	PENSION AND PROVIDENT FUNDS: The Group’s contributions to defined contribution pension and provident funds amounted to $16.2 million and $12.6 million for the eight months ended February 28, 2005 and February 29, 2004 respectively.

(b)	POST-RETIREMENT BENEFITS OTHER THAN PENSIONS: The Group’s contributions to Minemed defined contribution medical scheme, as well as other medical schemes on behalf of retired and current employees, amounted to $5.5 million and $4.1 million for the eight months ended February 28, 2005 and February 29, 2004 respectively.

(c)	SHARE OPTION SCHEMES:

Effective July 1, 2001, the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”) for all share option grants subsequent to that date. Accordingly, the Company fair values all share options granted subsequent to July 1, 2001, at the date of the option grant. The total fair value of the options granted is recorded as deferred share-based compensation as a separate component of shareholders’ equity with a corresponding amount recorded as additional paid-in capital. The deferred share-based compensation is amortized as share-based compensation expense in the income statement over the vesting period of the respective option grant. Prior to July 1, 2001, the Company applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and its related interpretations in accounting for its employee stock option plan.

As of February 28, 2005 options for Harmony employees to acquire 6,143,583 Ordinary Shares were outstanding. A total of 711,444 of these options had been issued under Harmony’s employee share option scheme established in 1994, or the 1994 Share Option Scheme, which was in effect prior to November 16, 2001. A total of 4,613,012 of these options had been issued under Harmony’s employee share option scheme established in 2001, or the 2001 Share Option Scheme, which was in effect prior to November 16, 2001. On November 14, 2003, the Company’s shareholders’ approved the 2003 Share Option Scheme. A total of 819,118 of the above options had been issued under the 2003 Share Option Scheme.

The aggregate number of unissued shares that may be used for the 2003 Share Option Scheme is 23,234,960 shares. On August 11, 2004 the remuneration committee offered 5,500,000 share options to participants at an exercise price of R66.15 and reserved a further 12,908,311 share options for a broad-based Employee Share Option Program. The Company fair valued the 5,500,000 share options granted and recorded deferred share-based compensation of $29.8 million based on a fair value of R33.36 per option, of which $7.4 million was recognized as share-based compensation during the eight months ended February 28, 2005. The Company used the following assumptions in valuing the option grants:

Eight months ended February 28, 2005 $’000
Expected life (in years)	5.0
Risk free interest rate	9.94%
Volatility	40.00%
Dividend yield	0.00%

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

The Company used the binomial method in determining the fair value of the options granted.

The following is a summary of the pro forma effects of the fair value of options granted prior to July 1, 2001 on reported net (loss)/income and basic and fully diluted (loss)/earnings per share for the eight months ended February 28, 2005 and February 29, 2004, respectively:

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
Net (loss)/income as reported	(413,051)	35,690
Plus : Share-based compensation expense recognized	10,288	4,548
Less: Pro forma share-based compensation expense based on fair value of all awards granted	(11,156)	(6,057)

Pro forma net (loss)/income	(413,919)	34,181

Pro forma basic (loss)/earnings per share ($)	(1.19)	0.14
Pro forma fully diluted (loss)/earnings per share ($)	(1.19)	0.14

The information above is required to be presented as if the Company had accounted for all its employee share options, granted subsequent to December 31, 1995, under the fair value method of SFAS No. 123.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment”, which revised SFAS No. 123 and superceded APB Opinion 25 and its related implementation guidance. SFAS No. 123R requires measurement and recording to the financial statements the costs of employee services received in exchange for an award of equity instruments based on the grant-data fair value of the award, recognized over the period during which an employee is required to provide service in exchange for such award. Harmony will adopt the provisions of SFAS No. 123R on July 1, 2005 and anticipates using the modified prospective approach. Accordingly, compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation cost for the unvested portion of awards will be based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123 set out above. The effect on net (loss)/income and basic and diluted (loss)/earnings per share in the periods following adoption of SFAS No. 123R are expected to be consistent with the pro forma disclosure under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

21	DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE AND CREDIT RISK OF FINANCIAL INSTRUMENTS

The Company is exposed to market risks, including credit risk, foreign currency, commodity price, interest rate and liquidity risk associated with underlying assets, liabilities and anticipated transactions. Following periodic evaluation of these exposures, the Company may enter into derivative financial instruments to manage these exposures. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Commodity price sensitivity

As a general rule, the Company sells its gold production at market prices. The Company, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for the sale of its future gold production. A significant proportion of New Hampton and Hill 50’s production was already hedged when acquired by the Company. During the eight months ended February 29, 2004 in accordance with Harmony’s strategy, a significant portion of the inherited hedge books of both New Hampton and Hill 50, were closed out at a cost of US$14 million. The remaining outstanding contracts do not meet hedge accounting criteria and any changes in the fair value of the remaining outstanding contracts will be reflected in the income statement. The contracts of both New Hampton and Hill 50 were restructured towards the end of the 2002 financial year, to normal purchase, normal sale agreements by which the Company was obliged to physically deliver specified quantities of gold at future dates, subject to the pricing arrangements described below. Due to the closure of the hedge agreements as mentioned above, these contracts are classified as speculative and the mark-to-market movement are accounted for in the income statement.

Maturity schedule of the Harmony Group’s commodity contracts by type as at February 28, 2005:

	June 30, 2006	June 30, 2007	June 30, 2008	June 30, 2009	Total	Mark-to-market
						February 28, 2005 $’000	June 30, 2004 $’000
Forward Sales Agreements
Ounces	108,000	147,000	100,000	100,000	455,000	36,408	39,969
A$ / ounce	510	515	518	518	515
Calls Contracts Sold
Ounces	30,000	10,000	—	—	40,000	963	1,849
A$ / ounce	552	562	—	—	554

	138,000	157,000	100,000	100,000	495,000	37,371	41,818

These contracts do not meet hedge accounting criteria and the mark-to-market movement is reflected in the income statement.

The mark-to-market of these contracts resulted in a negative value of US$37 million as at February 28, 2005. These values were based on a gold price of US$ 437 (A$ 551) per ounce, exchange rates of US$1 / R5.7875 and A$1/ US$ 0.7926 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.

Foreign currency sensitivity

In the ordinary course of business, the Company enters into transactions denominated in foreign currency (primarily US dollars). In addition, the Group has investments and liabilities in Canadian, Australian and US dollars. As a result the Company is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates. Harmony's revenues are sensitive to the ZAR/US$ exchange rates as all of the revenues are generated by gold sales, denominated in US$. Harmony, generally, does not enter into forward sales, derivatives or other hedging arrangements to establish a ZAR/US$ exchange rate in advance for the sale of its future gold production.

Harmony however, inherited forward exchange contracts with the acquisition of Avgold. The contracts do not meet hedge accounting criteria and the mark-to-market movement is reflected in the income statement.

Maturity schedule of the Harmony Group’s currency contracts as at February 28, 2005:

	June 30, 2005	June 30, 2006	Total	Mark-to-market
				February 28, 2005 $’000	June 30, 2004 $’000
Forward Exchange Contracts
US$ million	30	40	70	41,144	48,128
Average strike ZAR/US$	9.28	9.54	9.43
(Buy US$/ sell ZAR at the agreed exchange rate)

Call Contracts Sold
US$ million	30	40	70	1	358
Average strike ZAR/US$	9.28	9.54	9.43

(Sell US$ call/ ZAR putt option)				41,145	48,486

The net effect of the above contracts are a US$ ZAR call option sold. The mark-to-market of these foreign exchange forward and option contracts was a negative US$41 million as at February 28, 2005. These values were based upon an exchange rate of US$1/R5.7875 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

Concentration of credit risk

Financial instruments, which subject the Company to significant concentrations of credit risk, consist predominantly of cash and cash equivalents, short-term investments and various derivative financial instruments. The Group’s financial instruments do not represent a concentration of credit risk as the Group deals with and maintains cash and cash equivalents, short-term investments and derivative financial instruments with a variety of well established financial institutions of high quality and credit standing. The credit exposure to any one counter party is managed by setting exposure limits, which are reviewed regularly. The Group’s debtors and loans are regularly monitored and assessed and an adequate level of provision is maintained.

Interest rates and liquidity risk

Fluctuations in interest rates and gold lease rates impact on the value of short-term cash and financing activities.

Gold Lease Rates:

The Company generally does not undertake any specific actions to cover its exposure to gold lease rates in respect of its lease rate swaps. Through its acquisitions of New Hampton and Hill 50, the Company holds certain gold lease rate swaps, which will decline in each fiscal year as set forth below:

	Gold lease rate swaps outstanding as at February 28, 2005:
	2005	2006	2007	2008	2009
Ounces	585,000	400,000	225,000	125,000	25,000

Lease rate received	1.04%	1.04%	1.05%	1.05%	1.05%

	Gold lease rate swaps outstanding as at June 30, 2004:
	2005	2006	2007	2008	2009
Ounces	585,000	400,000	225,000	125,000	25,000

Lease rate received	1.04%	1.04%	1.05%	1.05%	1.05%

None of the above instruments meet hedge accounting criteria. The marked-to-market of the above contracts was a positive R470,000 (US$80,000) as at February 28, 2005 (June 30, 2004: Positive US$1 million), based on valuations provided by independent treasury and risk management experts.

Interest Rate Swaps:

The Group has interest rate swap agreements to convert R600 million (US$104 million) of its R1.2 billion (US$207 million) fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond and comprises two separate tranches:

(a) R400 million (US$69 million) receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 1,8%.

(b) R200 million (US$35 million) receive interest at a fixed rate of 13% and pay floating at JIBAR (reset quarterly) plus a spread of 2,2%.

These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative US$6 million as at February 28, 2005 (June 30, 2004: Negative US$3 million).

Surplus Funds

In the ordinary course of business, the Group receives cash from its operations and is required to fund its working capital and capital expenditure requirements. The cash is managed to ensure that surplus funds are invested to provide sufficient liquidity at the minimum risk.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

22	CASH UTILIZED BY OPERATIONS

	Eight months ended February 28, 2005 $’000	Eight months ended February 29, 2004 $’000
Reconciliation of (loss)/profit before taxation to cash utilized by operations:
(Loss)/income before taxation	(480,105)	33,225
Adjustments for:
Loss/(profit) on sale of listed investments	10,069	(3,080)
Impairment of listed investments	55,429	—
Profit on sale of investment in associate	—	(75,985)
Loss on dilution of investment in associate	3,426	—
Profit on sale of mining assets	(12,199)	(1,349)
Depreciation and amortization	56,567	57,709
Impairment of assets	271,043	2,975
Loss on financial instruments	3,232	2,123
Equity income of joint venture	—	(7,754)
Equity loss of associated companies	—	6,147
Impairment of investment in associate	—	86
Net increase/(decrease) in provision for environmental rehabilitation	6,861	(886)
Other non cash transactions	1,752	(2,888)
Income and mining taxes paid	(8,996)	(80,964)
Cash cost to close out hedges	(22,334)	(14,936)
Share-based compensation	10,288	4,548
Decrease/(increase) in deferred stripping assets	4,194	(1,501)
Effect of changes in operating working capital items:
Receivables	86,330	70,409
Inventories	(37,430)	(48,015)
Accounts payable and accrued liabilities	(84,700)	9,893

Cash utilized by operations	(136,573)	(50,243)

23	SUBSEQUENT EVENTS

(a)	On March 16, 2005 Harmony disposed of 1.8% of its investment in ARM for proceeds of $16.4 million resulting in a realized loss of $8.2 million. On April 14, 2005 Harmony disposed of an additional 14.1% of its investment in ARM for proceeds of $136.4 million resulting in a realized loss of $69.3 million.

(b)	On April 1, 2005 Harmony disposed of its remaining investment in Bendigo at A$1.10 per share, resulting in a realized gain of $4.8 million (A$6.2 million).

(c)	The Company’s obligation to purchase the Gold Fields securities was subject to the fulfilment of certain conditions, the last of which included the approval of the competition authorities in South Africa. This approval was obtained on May 10, 2005. The offer is expected to close on May 20, 2005.

(d)	On April 14, 2005, Harmony repaid the Nedbank loan amounting to R400 million ($69 million).

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

24	GEOGRAPHICAL AND SEGMENT INFORMATION

The company is primarily involved in gold mining, exploration and related activities. Activities are conducted and investments held both inside and outside of South Africa.

The results of ARMgold have been included from September 23, 2003, and the results of Avgold have been included from May 1, 2004, as these are the dates from which the Company's chief operating decision maker received discrete financial information related to the acquisition during the 2004 fiscal year. The segment results have been presented in International Financial Reporting Standards (“IFRS”) and reconciled to US GAAP as IFRS financial information is what the Company's chief operating decision maker reviews in allocating company resources and in making investment decisions.

Segmental information includes the results of ARMgold from September 23, 2003 and Avgold from May 1, 2004, as well as the results of operations of Abelle from May 1, 2003, as part of the Australian operations, as well as the results of the Freegold joint venture from January 3, 2002 and Hill 50 from April 1, 2002. Gold operations are internally reported based on the following geographic areas: Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, Australian operations, ARMgold and Avgold. The Free State, Evander, Kalgold, Randfontein, Elandskraal, Free Gold, ARMgold and Avgold are specific gold producing regions within South Africa. The New Hampton, Hill 50 and Abelle mines are located primarily in Western Australia. The Company also has exploration interests in Southern Africa and Australia which are included in Other. Selling, administrative, general charges and corporate costs are allocated between segments based on the size of activities based on production results.

The segmental split on a geographical basis is:

Eight months ended February 28, 2005

	Free State (South Africa) $’000	Evander (South Africa) $’000	Kalgold (South Africa) $’000	Randfontein (South Africa) $’000	Elandskraal (South Africa) $’000	FreeGold (South Africa) $’000	Australian operations $’000	ARMgold (South Africa) $’000	Avgold (South Africa) $’000	Other $’000	Reconciliation of segment data to the consolidated financial statements $’000	Total $’000
Profit and loss
Revenue	126,273	106,140	27,232	93,318	54,776	242,611	85,784	45,944	67,705	—	—	849,783
Production costs	(150,656)	(90,568)	(22,137)	(95,085)	(67,247)	(238,465)	(68,145)	(45,527)	(36,541)	1,427	(332)	(813,276)

Cash operating (loss)/profit	(24,383)	15,572	901	(1,767)	(12,471)	4,146	17,639	417	31,164	1,427	(332)	32,313
Other revenues - net	(5,134)	2,217	(30)	2,516	670	10,200	1,147	604	(57)	(2,298)	—	14,431
Other income/(costs)	(113,121)	(33,666)	(30,960)	(31,474)	(5,560)	(132,255)	(96,514)	(16,696)	(30,011)	(5,808)	(34,979)	(531,044)
Including:
- Interest expense	(32,879)	—	—	(66)	—	(9,411)	(956)	(205)	(519)	—	6,087	(37,949)
- Employment termination cost	(5,831)	(3,746)	(144)	(19,368)	(822)	(8,870)	—	(6,399)	(756)	—	—	(45,936)
- Depreciation and amortization	(9,449)	(4,027)	(2,340)	(9,815)	(3,487)	(27,160)	(23,348)	(3,496)	(12,783)	(461)	39,799	(56,567)
- Impairment of investment in associate	—	—	—	—	—	—	—	—	—	—	(3,426)	(3,426)
- Impairment of assets	(61,212)	(23,963)	(12,441)	—	—	(80,034)	(72,199)	(479)	—	—	(9,502)	(259,830)
- Financial instruments	—	—	—	—	—	—	11,391	—	(14,623)	—	—	(3,232)
Profit/(loss) before tax	(142,638)	(15,877)	(25,895)	(30,725)	(17,361)	(117,909)	(77,728)	(15,675)	1,096	(2,083)	(35,311)	(480,106)
Income and mining tax benefit/(expense)	14,930	2,288	369	5,743	5,371	35,191	6,999	3,023	(14)	(231)	(6,615)	67,054

Net profit/(loss) for the period before minority interest	(127,708)	(13,589)	(25,526)	(24,982)	(11,990)	(82,718)	(70,729)	(12,652)	1,082	(2,314)	(41,926)	(413,052)

Capital expenditure (*)	4,792	5,431	3	15,399	11,011	22,987	27,570	14	6,915	—	(331)	93,791

Total assets	950,635	151,826	38,420	320,714	284,018	1,639,547	468,577	46,830	1,249,393	236,563	(112,026)	5,274,497

Total liabilities	757,971	27,513	4,608	89,782	12,645	344,788	155,097	63,047	69,133	567	243,071	1,768,222

(*)	For management reporting purposes, capital expenditure resulting from business combinations has been included in the reported segments.

Notes to the reconciliation of segment data to the consolidated financial statements

(a)	Reversal of proportionate consolidation

For management reporting purposes, the Free Gold Company which was a joint venture, was proportionately consolidated until its acquisition on September 22, 2003. Under US GAAP, the equity method of accounting is applied in accounting for joint ventures.

(b)	Business combinations - acquisition date

For management reporting purposes, the Free Gold Company results have been included from the date upon which the Company assumed joint operational control of the assets together with the seller. Under US GAAP, the Company accounts for its interest in the Free Gold Company from the date that all the conditions precedent to the transaction were met, and the assets were no longer subject to joint operational control.

(c)	Business combinations - purchase price

In addition, for management reporting purposes, the purchase price of the initial investment in Free Gold was determined as the sum of a cash payment, the fair value of an interest free loan and the taxes payable on the transaction by the seller. Under US GAAP, the purchase price was determined as the sum of a cash payment, the fair value of the interest free loan, the taxes payable on the transaction by the seller, offset by the cash flows generated by the joint venture during the period the assets were subject to joint operational control with the seller, as the cash flows generated during this period were for the account of the joint venture.

(d)	Business combinations – goodwill

For management reporting purposes, goodwill is amortized using the straight-line method over the estimated life of the underlying asset. Under US GAAP, goodwill is not subject to amortization. Instead, the Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable.

(e)	Profit/(loss) on disposal of investments in subsidiaries, associates, joint ventures and other assets

Generally, the calculation of, and accounting for, profits (losses) resulting from the disposal of investments in subsidiaries, associates, joint ventures and other assets are similar under management reporting purposes as it is under US GAAP. However, the calculation of the profit/(loss) for management reporting purposes is determined using the carrying amount of the subsidiary’s, associate’s or joint venture’s net assets, or the carrying amount of the other asset, based on management reporting purposes, which may differ from the net assets or carrying value under US GAAP and the fair value of purchase consideration, as determined under US GAAP.

Harmony Gold Mining Company Limited

Notes to the Consolidated Financial Statements

(Unaudited)

(f)	Reversal of previously recognized impairments

For management reporting purposes, certain impairments recognized in prior periods have been reversed. Under US GAAP, the reversal of previously recognized impairments is not permitted.

(g)	Stock based compensation

For management reporting purposes, stock based compensation expense has not been recognized. Under US GAAP, the Company has recognized stock based compensation expense for options granted subsequent to January 18, 2001.

(h)	Exploration costs

For management reporting purposes, exploration costs are capitalized. Under US GAAP, exploration costs are capitalized from the date upon which a bankable feasibility study has been completed.

(i)	Provision for environmental rehabilitation

(i)	Method of recognition

For management reporting purposes, environmental rehabilitation costs are provided for, based upon the net present value of the expected future obligation and a corresponding asset is raised. Under US GAAP, prior to fiscal 2003, environmental rehabilitation costs have been provided for, based on the units of production method on the expected ultimate rehabilitation amount.

(ii)	Amortization of rehabilitation asset

The rehabilitation assets carrying value for management reporting purposes is different to that under US GAAP, which results in a different amortization charge.

(iii)	Disclosure of the accretion of the asset retirement obligation

For management reporting purposes, the accretion of the asset retirement obligation is split between interest expense and operating expense. Under US GAAP, the entire accretion of the asset retirement obligation is treated as an operating expense.

(iv)	Revisions to the asset retirement obligation

For management reporting purposes, all changes in the carrying amount of the obligation are recognized in the income statement. Changes resulting from revisions in the timing or amount of estimated cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation and the associated capitalized retirement cost for US GAAP.

In addition, the current discount rate is applied to measure the retirement obligation for management reporting purposes. Under US GAAP any decreases in the asset retirement obligation as a result of downward revisions in cash flow estimates should be treated as a modification of an existing asset retirement obligation, and should be measured at the historical discount rate used to measure the initial asset retirement obligation.

(j)	Tax effect of adjustments

Reflects the taxation effects of the above described US GAAP adjustments to the management reporting information.

Eight months ended February 29, 2004

	Free State (South Africa) $’000	Evander (South Africa) $’000	Kalgold (South Africa) $’000	Randfontein (South Africa) $’000	Elandskraal (South Africa) $’000	FreeGold Joint Venture (South Africa) $’000	ARMgold (South Africa) $’000	Australian operations $’000	Other $’000	Reconciliation of segment data to the consolidated financial statements $’000	Total $’000
Profit and loss
Revenue	148,718	86,422	19,349	97,131	78,486	211,703	53,264	93,569	—	(35,229)	753,413
Production costs	(147,231)	(79,521)	(18,138)	(88,556)	(86,446)	(169,775)	(45,781)	(82,076)	—	23,289	(694,235)

Cash operating profit	1,487	6,901	2,712	8,575	(7,959)	41,928	7,483	11,493	—	(11,940)	60,679
Other revenues - net	(650)	3,473	(3,742)	2,062	812	9,649	216	11,090	560	(1,917)	21,552
Other (costs)/income	31,459	(6,456)	(1,336)	(8,174)	(7,278)	(37,521)	(3,172)	(34,575)	2,107	17,441	(47,505)
Including:
- Interest expense	(29,330)	(3)	(8)	(73)	(4)	(8,148)	959	(820)	—	2,101	(35,324)
- Employment termination cost	(916)	(416)	—	(318)	(1,322)	(1,977)	(111)	—	—	864	(4,197)
- Depreciation and amortization	(9,033)	(3,758)	(1,520)	(4,848)	(3,519)	(25,329)	(4,088)	(24,234)	(235)	18,854	(57,709)
- Impairment	—	—	—	—	—	—	—	(25)	—	(2,950)	(2,975)
- Financial instruments	—	—	—	—	—	—	—	(2,123)	—	—	(2,123)
Profit/(loss) before tax	32,295	3,918	(3,867)	2,463	(14,426)	14,056	4,527	(11,992)	2,667	3,584	33,225
Income and mining tax (expense)/benefit	(12,732)	423	104	(125)	4,912	(3,614)	(961)	2,243	(476)	15,839	5,613

Net profit/(loss) for the period before minority interest	19,563	4,341	(3,763)	2,338	(9,514)	10,442	3,566	(9,749)	2,191	19,424	38,838

Capital expenditure	4,551	9,543	249	13,542	12,152	21,686	508	15,902	—	(11,562)	66,571

Total assets	546,696	152,298	61,598	261,038	245,644	1,597,347	56,103	571,963	311,700	(329,824)	3,474,563

Total liabilities	529,090	34,270	1,442	63,970	22,017	415,610	93,600	168,231	2,234	36,860	1,367,324

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of Harmony Gold Mining Company Limited and its subsidiaries (“Harmony”, the “Company” or the “Group”).

This discussion should be read in conjunction with our unaudited consolidated financial statements and the notes thereto included in this interim report.

OVERVIEW

Harmony and its subsidiaries conduct underground and surface gold mining and related activities, including exploration, extraction, processing, smelting and refining. Harmony is currently the largest gold producer in South Africa and one of the largest gold producers in the world.

Harmony’s operations have grown significantly since 1995, largely through acquisitions. Since 1995, Harmony has expanded from a lease-bound mining operation into an independent world-class gold producer. Harmony’s gold sales have increased from 0.65 million ounces of gold in fiscal 1995 to an estimated 2.9 million ounces of gold in fiscal 2005. These figures exclude sales from the Free Gold Company for the first three months of the eight months ended February 29, 2004 and includes ARMgold’s sales for five months. Sales for the eight months ended February 28, 2005 amounted 2 million ounces, of which 0.2 million ounces were sold by the Australian operations.

Harmony’s realized gold price

The average gold price in U.S. dollars received by Harmony was $421.58 per ounce and $383.17 per ounce for the eight months ended February 28, 2005 and 2004, respectively. The market price for gold (and, accordingly, the price received by Harmony) is affected by numerous factors over which Harmony has no control.

The following table sets out the average, the high and the low London Bullion Market price of gold and Harmony’s average U.S. dollar sales price for the eight months ended February 28, 2005 and February 29, 2004, respectively:

	Eight months ended February 28, 2005 Unaudited	Eight months ended February 29, 2004 Unaudited
($/oz)
Average	420	386
High	456	427
Low	389	342

Harmony’s average sales price[1]	422	383

[1]	Harmony’s average sales price differs from the average gold price due to the timing of its sales of gold within each year and due to the effect of delivering under the commodity hedge contracts acquired in the New Hampton and Hill 50 transactions.

References to “R”, “Rand”, and “c”, “cents” are to the South African Rand, the lawful currency of South Africa, “A$” refers to Australian dollars and references to “$” and “U.S.” dollar are to the United States dollars, “C$” refers to Canadian dollars.

Costs

Harmony’s cash costs and expenses typically make up over 80% of its total costs. The remainder of Harmony’s total costs consists primarily of exploration and new business costs, employment termination costs, corporate and sundry expenditure, and depreciation and amortization. Harmony’s cash costs consist primarily of production costs. Production costs are incurred on labor, stores and utilities. Labor costs are the largest component and typically comprise approximately 50% of Harmony’s production costs. Harmony had an overall cash cost of $344 per ounce for the eight months ended February 29, 2004 and $405 per ounce for the eight months ended February 28, 2005. The increase in the cash cost was primarily due to the strengthening of the Rand.

While recognizing the importance of reducing cash costs, Harmony’s chief focus is on controlling and, where possible, reducing total costs, including overhead costs. Harmony aims to control total unit costs per ounce produced by maintaining its low total cost structure at its existing operations and implementing this low-cost structure at the new mining operations it acquires. Harmony has been able to reduce total costs by implementing a management structure and philosophy that is focused on reducing management and administrative costs, implementing an ore reserve management system that allows for greater grade control and acquiring higher grade reserves. Harmony has reduced its costs by flattening the management structure at its operating units by removing excess layers of management. Harmony’s ore reserve management system relies on a detailed geological understanding of the orebody backed up by closely-spaced sampling and an emphasis on grade control. The acquisition of higher grade reserves and the effect of the implementation of the ore reserve management system have increased the underground recovery grade from Harmony’s South African operations (excluding the Free Gold Company) from 0.123 ounces per ton in fiscal 1998 to 0.153 ounces per ton in fiscal 2004. Recovery grade increased 9% in the eight months ended February 28, 2005 compared with the eight months ended February 29, 2004 primarily due to inclusion of the high-grade Free Gold and Target operations.

Exchange Rates

Harmony’s revenues and costs are very sensitive to the Rand-U.S. dollar exchange rate. Currently, the majority of Harmony’s earnings are generated in South Africa from its South African operations and, as a result, most of its costs are incurred in Rand. Since gold is generally sold in U.S. dollars, however, most of Harmony’s revenues are received in U.S. dollars. The average gold price received by Harmony during the eight months ended February 28, 2005 increased $38 per ounce to $422 per ounce from $383 per ounce during the eight months ended February 29, 2004.

Appreciation of the Rand against the U.S. dollar increases working costs at Harmony’s South African operations when those costs are translated into U.S. dollars, which serves to reduce operating margins and net income from Harmony’s South African operations. Depreciation of the Rand against the U.S. dollar reduces these costs when they are translated into U.S. dollars, which serves to increase operating margins and net income from Harmony’s South African operations. Accordingly, weakness in the Rand generally results in improved Rand earnings for Harmony.

The exchange rates obtained when converting U.S. dollars to Rand are set by foreign exchange markets, over which Harmony has no control. The conversion rate for balance sheet items as at February 28, 2005 is Rand 5.79 per US$1.00, except for specific items included within shareholders’ equity that are converted at the exchange rate prevailing on the date the transaction was entered into. This compares with a conversion rate of Rand 6.23 per US$1.00 for balance sheet items as at June 30, 2004, reflecting an appreciation of 7% of the Rand against the U.S. dollar when compared with February 28, 2005. Income statement items were converted at the average exchange rate for the the eight months ended February 28, 2005 (Rand 6.12 per US$1.00), reflecting an appreciation of 11% of the Rand against the U.S. dollar when compared with June 30, 2004 (Rand 6.89 per US$1.00). This appreciation of the Rand against the U.S. dollar caused a significant increase in Harmony’s working costs translated into U.S. dollars, which served to decrease operating margins and net income reflected in Harmony’s consolidated income statement for the eight months ended February 28, 2005.

RESULTS OF OPERATIONS

Eight months ended February 28, 2005 compared to the eight months ended February 29, 2004

Revenues

Revenue increased $96.4 million, or 12.8%, from $753.4 million for the eight months ended February 29, 2004 to $849.8 million for the eight months ended February 28,2005. This increase was attributable primarily to the inclusion of Avgold for the entire eight months ended February 28, 2005 and the additional inclusion of three months for both Free Gold and ARMgold for the eight months ended February 28, 2005, compared to the eight months ended February 29, 2004 when only five months revenue were included for both companies. The increase was further attributable to the higher average sales price of gold received by Harmony, $422 per ounce for the eight months ended February 28, 2005 compared to $383 per ounce for the eight months ended February 29, 2004. The increase was offset by a reduction in volumes in the eight months ended February 28, 2005 compared to the eight months ended February 29, 2004.

Harmony’s gold sales decreased by 43,440 ounces, or 2% from 2,059,115 ounces for the eight months ended February 29, 2004 to 2,015,675 ounces for the eight months ended February 28, 2005. The decrease in gold sales was attributable to a decrease in production due to the occurrence of fires at some of Harmony’s Free State operations as well as disruptions caused by the restructuring process. The decrease was offset by the inclusion of 159,427 ounces for Avgold for the eight months ended February 28, 2005.

Interest and dividend income decreased by $4.1 million, or 24.3%, from $17.0 million for the eight months ended February 29, 2004 to $12.9 million for the eight months ended February 28, 2005. This decrease was attributable primarily to the diminution in investments on which the company earns interest. Other income decreased by $3.0 million, from $4.5 million for the eight months ended February 29, 2004 to $1.5 million for the eight months ended February 28, 2005. The decrease was primarily due to profit on sale of property, plant and equipment during the eight months ended February 29, 2004.

Costs

The following table sets out Harmony’s total ounces sold and weighted average cash costs per ounce for the eight months ended February 28, 2005 and February 29, 2004:

	Eight months ended February 28, 2005[1] Unaudited		Eight months ended February 29, 2004[2] Unaudited		% increase in cash costs
	(oz)	($/oz)	(oz)	($/oz)
Elandskraal	129,475	488	205,741	420	17
Randfontein	220,662	450	254,872	348	29
Free State	306,899	486	386,230	381	28
Evander	250,557	361	227,658	349	3
Free Gold	572,639	416	553,684	307	34
ARMgold	109,292	417	139,054	329	29
Avgold	159,427	229	—	—	100
Kalgold	64,133	411	50,889	327	26
Australian operations	202,591	334	240,987	309	8

Total	2,015,675		2,059,115

Weighted average		405		344

[1]	Includes production from Avgold’s Target operations
[2]	Includes five months of production from Free Gold and ARMgold.

Harmony’s weighted average cash costs increased by $60 per ounce, or 17% from $344 per ounce for the eight months ended February 29, 2004 to $404 per ounce for the eight months ended February 28, 2005. Cash costs per ounce vary with the working costs per ton (which is, in turn, affected by the number of tons processed) and grade of ore processed. Cash costs expressed in U.S. dollars per ounce also vary with fluctuations in the Rand-U.S. dollar exchange rate, because most of Harmony’s working costs are incurred in Rand. The increase in cash costs expressed in U.S. dollars per ounce in the eight months ended February 28, 2005 was attributable primarily to the appreciation of the Rand against the U.S. dollar, which caused a significant increase when these costs were translated into U.S. dollars. Cash costs per ounce in U.S. dollars were also negatively impacted by lower tonnage through out the operations, except for Free Gold and Kalgold. If expressed in Rand terms, cash costs per ounce would have increased in the eight months ended February 28, 2005, due primarily to lower production at Randfontein, Evander and Elandskraal operations, the introduction of continuous operations (“CONOPS”) at the majority of the operations and increases in the costs of labor and supplies at Harmony’s South African operations due to the implementation of collective bargaining agreements and the effect of inflation on supply contracts.

Harmony’s cash costs consist primarily of production costs and include, among other things, ongoing development costs, which are incurred to access ore to produce current mined reserves and are expensed as incurred. Cash costs do not include capital development costs, which are incurred to allow access to the ore body for future mining operations and are capitalized and amortized when the relevant reserves are mined. Harmony’s total cash costs also reflect movements in deferred stripping ratios for open pit mines. Harmony charges the cost of stripping (as a production cost) when the actual stripping ratio is below the expected average stripping ratio over the life of the mine.

Harmony has calculated cash costs per ounce by dividing total cash costs, as determined using the Gold Institute industry standard, by gold ounces sold for all periods presented. The Gold Institute is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products that has developed a uniform format for reporting production costs on a per ounce basis. Cash costs, as defined in the Gold Institute industry standard, include mine production costs, transport and refinery costs, general and administrative costs, costs associated with movements in production inventories and ore stockpiles, costs associated with transfers to deferred stripping and costs associated with royalties. Cash costs have been calculated on a consistent basis for all periods presented. Changes in cash costs per ounce are affected by operational performance, as well as changes in the currency exchange rate between the Rand and the U.S. dollar and, in the case of the Australian operations, the Australian dollar. Cash costs per ounce is not a U.S. GAAP measure. Cash costs per ounce should not be considered by investors in isolation or as an alternative to net income, income before tax, operating cash flows or any other measure of financial performance presented. While the Gold Institute has provided a definition for the calculation of cash costs per ounce, the calculation of cash costs per ounce may vary from company to company and may not be comparable to other similarly titled measures of other companies. However, Harmony believes that cash costs per ounce is a useful indicator to investors and management of a mining company’s performance as it provides (1) an indication of a company’s profitability and efficiency, (2) the trends in costs as the company’s operations mature, (3) a measure of a company’s gross margin per ounce, by comparison of cash costs per ounce to the spot price of gold and (4) an internal benchmark of performance to allow for comparison against other companies.

The following is a reconciliation of total cash costs to the nearest comparable GAAP measure, production cost:

	Eight months ended February 28, 2005 $000	Eight months ended February 29, 2004 $000
Cash costs	813,276	694,235
Deferred stripping	4,194	(1,501)

Production costs	817,470	695,736

Depreciation and amortization

Depreciation and amortization charges decreased $1.1 million, or 2.0%, from $57.7 million for the eight months ended February 29, 2004 to $56.6 million for the eight months ended February 28, 2005. The decrease was attributable to the reduction in tons milled from 12.3 million tons milled in the eight months ended February 29, 2004 to 12.2 tons in the eight months ended February 28, 2005.

Impairment of assets

Detailed below are the impairments by operation incurred for the eight months ended February 28, 2005 and February 29, 2004, respectively:

	Eight months ended February 28, 2005 $000	Eight months ended February 29, 2004 $000
South African operations:
ARMgold	479	—
Evander	23,963	—
Free Gold	54,285	—
Free State	53,350	—
Kalgold	12,441	—
Australian operations	115,312	2,975

Total	259,830	2,975

The South African operations recorded an impairment of $144.5 million at a number of its operations. The adjustment to the expected amount of gold to be produced as well as revised working costs resulted in revised life of mine plans designed for the South African operations. Utilizing the revised mine plans, a gold price of $430 per ounce and an exchange rate of $1/R6.50, the life of mine plans did not support the carrying value of assets of some of the South African operations on a undiscounted cash flow basis. Accordingly an asset impairment of $144.5 million was charged against income, utilizing a discount rate of 8.2%, which reduced the carrying value of the South African operations to $3,267 million.

The Australian operations recorded an impairment of $115.3 million during the eight month period ended Febuary 28, 2005. This impairment relate to a $37.6 million impairment loss on amounts previously capitalized as undeveloped properties for which no future financial benefits are expected by management. An impairment of $77.7 million was recorded on mining assets mainly resulting from a review performed on life of mine plans. The revised life of mine plans included an adjusted Australian Dollar gold price and adjustment to estimated production costs. Utilizing the revised mine plans, a gold price of $430 per ounce and an exchange rate of AU$1/$0.76 the life of mine plans did not support the carrying value of assets of some of the Australian operations on an undiscounted cash flow basis. Accordingly an asset impairment of $77.7 million was charged against income, utilizing a discount rate of 8%, which reduced the carrying value of the Australian operations assets to $473 million.

The impairment for the eight months ended February 29, 2004 was attributable to the depletion of open pit reserves through mining activities in the current year at the South Kalgoorlie operation in Australia. Despite continued exploration around the South Kalgoorlie area during the period, the mine reserves from the open pits were not replaced, which negatively impacted on ore reserves declared

Employment termination costs

Employment termination costs increased by $41.7 million, from $4.2 million during the eight months ended February 29, 2004 to $45.9 million for the eight months ended February 28, 2005. This increase is due to the continued process of restructuring for profitability at the Free State, Randfontein, Elanderkraal, Evander, Free Gold and Armgold operations. On April 2, 2004 Harmony announced that the Company had commenced a restructuring process following the weakening of the gold price in Rand per kilogram terms. Some of the older shafts, which had come to the end of their economic lives, were jointly evaluated by the Company and organised labour, and a process to down-scale production at the shafts was initiated. The detailed plan was finalized and announced by June 30, 2004, and accordingly the Company recognized a provision of $26.4 million (comprising mainly of employment termination costs) to cover the estimated costs of the restructuring. Actual costs amounted to $57.9 million and the provision was fully utilized by September 30, 2004. Also included in employment termination and restructuring costs for the eight months ended February 28, 2005 are approximately $14.9 million in excess labour costs at certain of the Company’s operations. The costs relate to employees who did not work and did not contribute to production because their employment contracts could not be legally or contractually terminated by the Company. The Company is however, continuing to negotiate the ultimate termination of these employees.

Provision/(reversal of provision) for rehabilitation costs

Rehabilitation costs increased by $ 7.1 million, from $0.3 million during the eight months ended February 29, 2004 to $7.4 million for the eight months ended February 28, 2005. The increase is attributable to the reduction of life of mines of some operations.

Corporate expenditure, exploration expenditure and marketing and new business expenditure

Corporate expenditure, exploration expenditure and marketing and new business expenditure increased $3.1 million, or 13.9%, from $22.3 million for the eight months ended February 29, 2004 to $25.4 million for the eight months ended February 28, 2005. The increase is due to increased expenditure on mining rights conversions applications and expenditure on Sarbanes Oxley compliance initiatives. These increases were partially offset by a decrease in exploration expenditure after the sale of the Kalplats operations.

Loss on financial instruments

The loss on financial instruments for the eight months ended February 28, 2005 was $3.2 million, as compared with a loss of $2.1 million for the period ended February 29, 2004. The loss for the eight months ended February 28, 2005 and 2004 relate to the change in the mark-to-market of derivative instruments inherited as a result of the acquisitions of New Hampton, Hill 50 and Avgold.

Loss/profit on sale of listed investments

Harmony recorded a loss of $10.1 million on the sale of listed investments for the eight months ended February 28, 2005, as compared with a gain of $3.1 million for the eight months ended February 29, 2004. The profit for the eight months ended February 29, 2004 arose as a result of the disposal of its investments in High River for cash proceeds of $22.5 million. On February 10, 2005 the Company disposed of 3.7 million shares in ARM for $16.3 million, resulting in a realized loss of $10.1 million.

Other-than-temporary impairment of listed investments

Harmony’s 34.5% investments in 38,789,761 issued ordinary shares of ARM was diluted to 19% on May 3, 2004, by the issue of new shares by ARM, following a range of transactions between Harmony, ARM and ARMI. The result was that the investment in ARM was reclassified from an investment in an associate to an available-for-sale investment. On February 10, 2005 the Company disposed of 3.7 million shares in ARM for $16.3 million, resulting in a realized loss of $10.1 million. The Company further disposed of another 32.2 million shares after February 28, 2005, realizing a loss of $77.5 million. The market value of the investment in ARM was $200.6 million (R31.30 per share) on February 28, 2005, which resulted in a decrease of $55.4 million in the carrying value of the investment. This decrease is viewed as a other-than-temporary decrease in market value and thus recorded as an impairment charge in the income statement.

Profit on sale of investment in associate

The profit on sale of associate resulted from the disposal of the company’s 31.7% in Highland Gold for $119.7 million. The investment was acquired at a cost of $ 38.8 million and Harmony equity accounted for the earnings from Highland Gold, resulting in a profit of $ 76.0 million for the eight months ended February 28, 2005.

Loss on dilution of investment in associate

On July 7, 2004, Bendigo announced that it had raised A$100 million in a capital raising exercise, by the issuing of new Bendigo shares at A$0.72 per share. As a result, Harmony’s shareholding in Bendigo has been diluted from 31.6% to 12.7%, and Harmony recorded a loss on dilution of $3.4 million.

Share-based compensation

Share-based compensation expenses increased by $5.7 million, or 126.2%, from $4.5 million for the eight months ended February 29, 2004 to $10.3 million for the eight months ended February 28, 2005. The increase relates primarily to the amortization of deferred share based compensation of $29.8 million recorded as a result of 5,500,000 million share options granted to participants under the 2003 share option scheme during the eight months ended February 28, 2005.

Equity income of joint venture

Equity income of joint venture of $7.8 million for the eight months ended February 29, 2004 relate to the results of Free Gold and Clidet. Free Gold and Clidet became wholly-owned subsidiaries as of September 22, 2003 after the merger of Harmony and ARMgold.

Equity loss of associate companies

Equity loss of associate companies amounting to $6.1 million for the eight months ended February 29, 2004 relate to Harmony’s proportionate share of costs in Avgold ($ 1.6 million) and Bendigo ($ 3.6 million). The costs in Bendigo relates to exploration expenditure. Avgold became a wholly owned subsidiary in April 2004. The shareholding in Bendigo was diluted to 12.7% on July 7, 2004 resulting in the investment in Bendigo being accounted for as an available for sale investment after that date.

Impairment of investment in associate

The impairment of investment in associate amounting to $0.86 during the eight months ended February 29, 2004 relates to a decrease in the carrying value of Bendigo. Subsequent to February 28, 2005, the Company’s investment in Bendigo was sold resulting in a profit of $4.8 million.

Interest paid

Harmony paid $38.0 million in interest during the eight months ended February 28, 2005 compared to $35.3 million during the eight months ended February 29, 2004. This increase was due to the interest on the Rand denominated international unsecured fixed rate convertible bond issued May 21, 2004. The interest rate is 4.875% per annum and interest is payable semi-annually in arrears on May 21 and November 21 each year. A secured loan of $ 71 million was obtained on December 31, 2004 to refinance the AngloGold / Free Gold loan. This increase was partially offset by the decrease in interest paid to BOE Bank on the loan used to partially fund the acquisition of the Free Gold assets by Harmony as a result of the loan being settled early.

Income and mining taxes

	Eight months ended February 28, 2005 Unaudited	Eight months ended February 29, 2004 Unaudited
Effective tax rate expense	14%	(17%)

The effective tax rate for the eight months ended February 28, 2005 was lower than the estimated statutory tax rate of 46% for Harmony and its subsidiaries as a whole. The lower effective tax rate is primarily due to capital losses on which no deferred tax was provided for.

The income tax benefit during the eight months ended February 29, 2004 relates primarily to a rate adjustment to reflect the estimated future effective mining tax rate.

Minority interests

The minority interest for the eight months ended February 29, 2004 reflects the 13% minority shareholders’ interest in the results of Abelle. Harmony acquired this minority interest in May 2004.

Net(Loss) Income

Net loss for the eight months ended February 28, 2005 was $413.1 million, compared with the net income of $35.7 million for the eight months ended February 29, 2004. This decrease is attributed primarily to the asset impairment ($260 million) on the Company’s South African and Australian operations, as well as the impairment of its investment in ARM ($55.4 million). These impairments, as well as the decreased profitability from operations, was impacted significantly by the appreciation of the Rand against the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

Funding and treasury policies are managed centrally by Harmony. There are no legal or economic restrictions on the ability of Harmony’s subsidiaries to transfer funds to Harmony. Harmony has generally funded its operations and its short-term and long-term liquidity requirements from (i) cash generated from operations, (ii) credit facilities and other borrowings and (iii) sales of equity securities.

Cash Resources

Operations

Net cash provided by operations is primarily affected by the quantities of gold sold, the gold price, the Rand-U.S. dollar exchange rate, cash costs per ounce and, in the case of the Australian operations, the Australian dollar-U.S. dollar exchange rate. A significant adverse change in one or more of these parameters could materially reduce cash provided by operations as a source of liquidity. Net cash utilized by operations was $136.6 million for the eight months ended February 28, 2005, as compared with $50.2 million during the eight months ended February 29, 2004. This increase was primarily attributable to higher costs due to the appreciation of the Rand against the U.S. dollar (which increased costs when translated into U.S. dollars) as well as disruptions caused by the restructuring process, which more than offset increased gold sales from higher U.S. dollar denominated gold price. The decrease in cash provided by operations was also impacted by the $72 million decrease in taxes paid and a $241 million increase in working capital charges (which reflects changes in receivables, inventories and accounts payable).

Investing

Net cash utilized in investing activities was $ 77.7 million for the eight months ended February 28, 2005, as compared with cash generated by investing activities of $179.1 million for the eight months ended February 29, 2004. This change was due to the cash held by subsidiaries when acquired during the eight months ended February 29, 2004 of $100.7 million and the cash received on the disposal of Highland Gold and High River of $119.7 million and $22.5 million respectively. The change was further due to increased capital expenditure of $93.8 million in the eight months ended February 28, 2005 compared to $67.7 million in the eight months ended February 29, 2004, which was offset by cash received for the disposal of the ARM investment of $16.3 million during the eight months ended February 28, 2005.

Financing

Net cash generated from financing activities was $65.2 million for the eight months ended February 28, 2005, compared to cash utilized of $56.6 million for the eight months ended February 29, 2004. This increase was due primarily to the proceeds from the bank overdraft facilities obtained during the eight months ended February 28, 2005.

Outstanding Credit Facilities and Other Borrowings

Harmony has managed all its borrowings as discussed and identified in previous submissions in accordance with the various loan agreements.

On December 31, 2004, Harmony entered into a Rand-denominated loan facility of R400 million ($69 million) with Nedbank Limited for the purpose of refinancing the AngloGold Limited loan to Free Gold. The facility is collateralized by a pledge of Harmony’s shares in ARM Limited. The loan is repayable in full on December 31, 2005. The loan bears interest at a rate equal to JIBAR rate for deposits in Rand plus 0.31% holding costs and a credit margin. Interest is payable every 91 days, starting on the loan advance date. This loan has been repaid subsequent to February 28, 2005.

OTHER FINANCIAL INFORMATION

Export Sales

During the eight months ended February 28, 2005, approximately 85% of Harmony’s gold produced in South Africa was refined by Harmony. The balance of the gold was refined by the Rand Refinery, which is owned by a consortium of the major gold producers in South Africa. All of Harmony’s gold produced in Australia during the eight months ended February 28, 2005 was sold to AGR Matthey, a Perth based refinery.

RECENT ACCOUNTING PRONOUNCEMENTS

During 2004, a committee of the Emerging Issues Task Force (“EITF”) began discussing the accounting treatment for stripping costs incurred during the production phase of a mine. In March 2005, the EITF reached a consensus (ratified by the Financial Accounting Standards Board (“FASB”)) that stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period that the stripping costs are incurred. The EITF consensus is effective for the first reporting period in fiscal years beginning after December 15, 2005, with early adoption permitted. The Company is currently evaluating the impact on the Company’s financial position and results of operations.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (“SFAS No. 123”), which revised SFAS No. 123 and superseded APB Opinion 25 and its related implementation guidance. SFAS No. 123R requires measurement and recording to the financial statements the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide service in exchange for such award. Harmony will adopt the provisions of SFAS No. 123R on July 1, 2005 and anticipates using the modified prospective approach. Accordingly, compensation cost for the unvested portion of awards that are outstanding as of July 1, 2005 will be recognized ratably over the remaining vesting period. The compensation cost for the unvested portion of awards will be based on the fair value at date of grant as calculated for our pro forma disclosure under SFAS No. 123 set out above. The effect on net (loss)/income and basic and diluted (loss)/earnings per share in the periods following adoption of SFAS No. 123R are expected to be consistent with the pro forma disclosure under SFAS No. 123, except that estimated forfeitures will be considered in the calculation of compensation expense under SFAS No. 123R.

Forward-looking statements

Statements in this announcement include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realized by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that Harmony has filed with the SEC (declared effective on February 28, 2005). Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and prospectus and other public documents filed with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 13, 2005

Harmony Gold Mining Company Limited

	By:	/S/ NOMFUNDO QANGULE
	Name:	Nomfundo Qangule
	Title:	Chief Financial Officer